                                                                       EXHIBIT 8



                                                                    June  , 1996



                                  SALOMON INC
                              SI FINANCING TRUST I
                   TRUST PREFERRED STOCK(SERVICE MARK) UNITS



Dear Sirs:



     We have acted as special federal tax counsel for Salomon Inc, a Delaware corporation (the 'Company'), and SI Financing Trust I, a statutory business trust created under the Business Trust Act of the State of Delaware (the 'Trust'), in connection with the preparation and filing with the Securities and Exchange Commission (the 'Commission') under the Securities Act of 1933, as amended (the 'Act'), of a Registration Statement on Form S-3 (No. 333-02987), as amended (the 'Registration Statement'), for the Registration under the Act of
(a) Trust Preferred Stock(Service Mark) Units (the 'Units') consisting of Preferred Securities issued by the Trust (the 'Preferred Securities') and Purchase Contracts of the Company (the 'Purchase Contracts') requiring the purchase of depositary shares (the 'Depositary Shares') each representing a one-twentieth interest in a share of the Company's Cumulative Preferred Stock, Series F (the 'Series F Preferred Stock'), (b) Subordinated Debt Securities (the 'Subordinated Debt Securities') issued by the Company, and (c) the Company's Guarantee of the Preferred Securities. Capitalized terms not otherwise defined herein have the meanings assigned to them in the Registration Statement.



     In that connection, we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents, corporate records and other instruments as we have deemed necessary or appropriate for the purposes of this opinion. We assume that all transactions relating to the Trust and the securities described in the preceding paragraph will be carried out in accordance with the terms of the governing documents without any amendments thereto or waiver of any terms thereof, that such documents represent the entire agreement of the parties thereto, and that all representations and warranties contained in such documents are true.



     In addition, we have been informed by the Company of the following facts, which we have assumed to be true and upon which we have relied, without independent investigation, in expressing the opinions set forth below:




          1. A Unit will be issued to the public for the Stated Amount of the Preferred Securities.



          2. The Preferred Securities would (if rated) be treated by one or more major rating agencies as subordinated debt for ratings purposes. At the time of the issuance, the Company's subordinated debt carries an investment grade rating and therefore, the Preferred Securities would also carry an investment grade rating, if rated. To avoid confusion by the market, the rating agencies will most likely not rate the Preferred Securities unless and until they are separated from the Units.



          3. The interest rate on the Subordinated Debt Securities is a market rate for subordinated debt of the Company with a 30-year term issued at par and callable after 5 years.



          4. The dividend rate on the Series F Preferred Stock represented by the Depositary Shares is slightly above a market rate for preferred stock of the Company issued at par and having the terms of the Series F Preferred Stock that the Company would be required to pay if the Company were to issue directly such preferred stock in lieu of issuance of the Units.



          5. The annual fee payable under the Purchase Contracts is a market rate.



          6. Under current market conditions, if the Company accelerated the exercise of the Purchase Contracts immediately after issuance of the Units, immediately following such exercise the Preferred Securities standing alone would, if traded, trade at approximately [104.5] (due to the 5-year put feature that first becomes effective upon acceleration of the Purchase Contracts).

          7. There is a significant possibility (taking into account interest rate levels and the credit quality of the Company) that, upon the Company's acceleration of the Purchase Contracts, it would be in the interest of Unitholders to pay cash for the Depositary Shares and retain the Preferred Securities, and that in such case a market would develop for the Preferred Securities so that a significant number of Unitholders would do so.



     The question of whether a security is debt or equity for Federal income tax purposes is inherently factual, and there is no authority concerning the tax characterization of securities having terms similar to the Subordinated Debt Securities. Nevertheless, based on the accuracy of the foregoing and on our analysis of the law and the facts, in our opinion, under current law, for Federal income tax purposes the Subordinated Debt Securities will be classified as indebtedness of the Company. Moreover, in our opinion, and without regard to the numbered factual statements above, the Trust will be classified as a grantor trust for Federal income tax purposes and not as a partnership or an association taxable as a corporation.



     We express no opinion as to the possible effects on the foregoing opinions of future changes in the law, which may be retroactive, including changes proposed by the Clinton Administration on March 20, 1996. We assume no obligation to modify or update this opinion to reflect future changes in the law.



     Based on the foregoing, and subject to the assumptions, qualifications and limitations contained herein, we hereby confirm that the statements set forth in the form of Prospectus included in the Registration Statement under the heading 'UNITED STATES FEDERAL INCOME TAXATION' accurately describe under current law the material United States Federal income tax consequences of the purchase, ownership and disposition of Units, Subordinated Debt Securities, Preferred Securities, Purchase Contracts, Series F Preferred Stock and Depositary Shares to holders who purchase Units upon their original issuance for an amount equal to the Stated Amount of the Preferred Securities and who hold such securities as capital assets.



     We know that we are referred to under the heading 'LEGAL OPINIONS' in the form of Prospectus included in the Registration Statement, and we hereby consent to the use of our name therein and to the filing of this opinion as Exhibit 8 to the Registration Statement.



                                          Very truly yours,



Salomon Inc
Seven World Trade Center
New York, NY 10048


                                       2